Exhibit (a)(1)(I)
Sprint Nextel Media Contact:
Scott Sloat, 240-855-0164
Scott.sloat@sprint.com
Sprint Nextel Investor Relations Contact:
Yijing Brentano, 800-259-3755
Investor.relations@sprint.com
SPRINT NEXTEL COMMENCES TENDER OFFER FOR iPCS, INC.
OVERLAND PARK, Kan. — Oct. 28, 2009 — Sprint Nextel Corp. (NYSE: S) today announced that it has commenced its tender offer to acquire all the outstanding shares of common stock of iPCS, Inc. (NASDAQ: IPCS). The tender offer represents the next step toward Sprint Nextel’s acquisition of iPCS first announced on October 19, 2009. Sprint Nextel anticipates that the acquisition will be completed either late in the fourth quarter of 2009 or early 2010.
The cash tender, commenced through a wholly-owned subsidiary of Sprint Nextel, is for all outstanding shares of iPCS common stock at a price of $24.00 per share, without interest and less any applicable withholding taxes. The iPCS board has unanimously recommended that the iPCS stockholders accept the tender offer, tender their shares of iPCS common stock in the tender offer, and if necessary, adopt the merger agreement.
The tender offer is subject to conditions set forth in the offer to purchase, including a minimum share-tender condition; receipt of all applicable and required regulatory approvals; no change, condition, event or development having occurred that has resulted in, or would reasonably be expected to result in, a material adverse effect; and, the satisfaction or waiver of certain other conditions, each as described in, and subject to the terms and conditions of, the merger agreement for the acquisition.
Unless extended, the tender offer and any withdrawal rights to which iPCS stockholders may be entitled will expire at midnight, New York City time, on November 25, 2009. Following acceptance for payment of shares in the tender offer and completion of the merger contemplated in the merger agreement, iPCS will become a wholly-owned subsidiary of Sprint Nextel.
Complete terms and conditions of the tender offer are set forth in the offer to purchase, letter of transmittal and other related materials to be filed with the Securities and Exchange Commission (SEC) by Sprint Nextel and Ireland Acquisition Corporation today with the tender offer statement on Schedule TO. In addition, iPCS intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC relating to the tender offer today. Once filed, copies of the offer to purchase, letter of transmittal and other related material, including the solicitation/ recommendation statement, are available free of charge from D.F. King & Co., Inc., the information agent for the tender offer, at (800) 549-6746 (toll free) or (212) 269-5550 (collect). Computershare is acting as depositary for the tender offer.

Exhibit (a)(1)(I)
ADVISORS
Sprint Nextel’s financial advisor for the transaction was Citigroup Global Markets Inc. and its principal legal advisor was King & Spalding LLP. iPCS’s financial advisors were UBS Investment Bank and Morgan Stanley & Co. Incorporated and its principal legal advisor was Mayer Brown LLP.
NOTICE TO INVESTORS
This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. The tender offer is being made only pursuant to the offer to purchase, letter of transmittal and related material that Sprint Nextel and Ireland Acquisition Corporation intend to file with the SEC with the tender offer statement on Schedule TO today. In addition, iPCS intends to file with the SEC a solicitation/ recommendation statement on Schedule 14D-9 with respect to the tender offer today. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/ recommendation statement and any amendments to these documents contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Once filed, those materials may be obtained free of charge from D.F. King & Co., Inc., the information agent for the tender offer, at (800) 549-6746 (toll free) or (212) 269-5550 (collect). In addition, once filed all of those materials (and all other tender offer documents filed or to be filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.
SAFE HARBOR
This press release includes forward-looking statements regarding the proposed acquisition and related transactions that are not historical or current facts and deal with potential future circumstances and developments, in particular, information regarding the acquisition of iPCS. Forward-looking statements are qualified by the inherent risk and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect forward-looking statements include: the failure to realize synergies as a result of operational efficiencies, unexpected costs or liabilities, the result of the review of the proposed transaction by various regulatory agencies and any conditions imposed in connection with the consummation of the transaction, satisfaction of various other conditions to the closing of the transactions contemplated by the merger agreement and the risks that are described from time to time in Sprint Nextel’s and iPCS’s respective reports filed with the SEC, including the annual report on Form 10-K for the year ended December 31, 2008 and quarterly report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 of each of Sprint Nextel and iPCS. This press release speaks only as of its date, and Sprint disclaims any duty to update the information herein.
ABOUT SPRINT NEXTEL
Sprint Nextel offers a comprehensive range of wireless and wireline communications services bringing the freedom of mobility to consumers, businesses and government users. Sprint Nextel is widely recognized for developing, engineering and deploying innovative technologies, including two wireless networks serving almost 49 million customers at the end of the second quarter of 2009; industry-leading mobile data services; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. The company’s customer-focused strategy has led to improved first call resolution and customer care satisfaction scores. For more information, visit www.sprint.com.
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